Exhibit 21.1

SUBSIDIARIES OF

FLOW INTERNATIONAL CORPORATION

Subsidiary	State or other Jurisdiction of Incorporation or Organization
Caitra Technologies Incorporated	Washington
CIS Acquisition Corporation	Michigan
Flow Asia Corporation	Taiwan
Flow Asia International Corporation	Mauritius
Flow Automation Systems Corporation	Ontario
Flow Ultra High Pressure Waterjet Technology (Shanghai) Co., Ltd.	China
Flow Europe, GmbH	Germany
Foracon Europe Manufacturing GmbH & CO.KG	Germany
Flow Holdings GmbH (SAGL) Limited Liability Company	Switzerland
Flow Iberica, S.R.L.	Spain
Flow Italia, S.R.L.	Italy
Flow Japan Corporation	Japan
Flow Korea Corporation	Korea
Flow Latino Americana Comercio Ltda.	Brazil, South America
Flow Surface Prep/Europe, SAGL	Switzerland
Flow U.K., Ltd.	England
Flow Waterjet Florida Corporation	Florida
Flow Washington Corporation	Washington